SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 6-K

                       Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                     Commission File No. 000-51196

                     For the month of September 2005

                      AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                            Kackertstrasse

                            D-52072 Aachen

                                Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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       RiTdisplay Qualifies AIXTRON OVPD(R) Technology for OLED
   Manufacturing; Leading Supplier of OLED Displays Signs off Final
      Acceptance of Gen2 OVPD(R) System for OLED Mass Production


    HSIN-CHU, Taiwan--(BUSINESS WIRE)--Nov. 7, 2005--RiTdisplay Corporation, the leading manufacturer and supplier of OLED displays, has signed off the system acceptance of the first Gen2 OVPD(R) system for mass production of OLEDs. The engineering teams of RiTdisplay and AIXTRON could jointly qualify OVPD(R) technology for manufacture of OLED devices for full color display applications. The B-testing co-operation yielded OLED devices with better performance as compared to devices manufactured with conventional technology (VTE). Dr. Yih Chang, General Manager of RiTdisplay, states: "The impressive performance of our OLEDs made by OVPD(R) has proven our investment into this new technology to be right. Use of this new leading edge technology will foster and strengthen our positioning in the OLED display market."
    AIXTRON's Executive Vice President and COO Dr. Bernd Schulte adds:
"The close collaboration between the expert teams at RiTdisplay and AIXTRON was key to the successful qualification of AIXTRON's OVPD(R) technology. In an impressively short period of time the Gen2 could be taken from prototyping to manufacturing stage. Our teams will continue the strong collaboration efforts for further improvements and full exploitation of the OVPD(R) potentials."
    The qualification of the Gen2 manufacturing tool is the breakthrough for OVPD(R) technology. Based on gas phase transport and AIXTRON's proprietary Close Coupled Showerhead (CCS) technology OVPD(R) has significant advantages over conventional deposition equipment (VTE), such as precise control of deposition rates, long term process stability and reproducibility, high throughput due to high deposition rates, high yield due to excellent uniformity, low maintenance and running cost due to highly efficient material utilization etc. The gas phase process further enables realization of advanced device structures including for example graded layers.

Organic Vapor Phase Deposition OVPD(R)

    OVPD(R) technology has been exclusively licensed to AIXTRON from Universal Display Corporation (UDC), Ewing, N.J. (USA) for equipment manufacture. OVPD(R) technology is based on an invention by Professor Stephen R. Forrest et. al. at Princeton University, USA, which was exclusively licensed to UDC. AIXTRON and UDC have jointly developed and qualified OVPD(R) pre-production equipment.

    About AIXTRON: AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ:
AIXG, ISIN: US0096061041) is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG's securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and, as American Depositary Shares (ADS), on NASDAQ, and are included in the TecDAX index, the NASDAQ Composite Index, the MSCI World Small Cap Index and the Nature Stock Index (NAI). Founded in 1983, the Company is headquartered in Aachen, Germany. Additional information is available on AIXTRON's website at www.aixtron.com.

    Forward-Looking Statements: This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "expect," "anticipate," "contemplate," "intend," "plans," "believe," "continue" and "estimate," and variations of these words and similar expressions, identify these forward- looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information. Additional Information:For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission's website at www.sec.gov.


WKN: 506620; ISIN: DE0005066203; Index: TecDAX
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Dusseldorf, Hamburg, Hannover, Munchen und Stuttgart


    CONTACT: AIXTRON AG
             Investor Relations, +49(0)241 8909464
             invest@aixtron.com

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: September 1, 2005
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO